UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-42466

3 E NETWORK TECHNOLOGY GROUP LIMITED

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On May 27, 2026, 3 E Network Technology Group Limited (the “Company”) reported its financial results for the six months ended December 31, 2025 and 2024. A copy of the Company’s unaudited interim report for the six months ended December 31, 2025 and 2024 is attached as Exhibit 99.1 hereto, and management’s discussion and analysis of financial condition and results of operations for the six months ended December 31, 2025 and 2024 is attached hereto as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Interim Report for the Six Months Ended December 31, 2025 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months ended December 31, 2025 and 2024

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer, Director

Date: May 27, 2026

3